(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 0-26819

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

WatchGuard Technologies, Inc.

Full name of registrant

Former name if applicable

505 Fifth Avenue South, Suite 500

Address of principal executive office (Street and number)

Seattle, Washington 98104-3892

City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The late filing of our annual report on Form 10-K is the result of delays we have experienced in completing our financial statements and audit for the year ended December 31, 2004. During this close and audit process, certain errors were discovered in our previously issued consolidated financial statements. These errors pertained to the (i) improper income statement classification of early pay incentive discounts taken by customers, (ii) under-accrual of customer rebate obligations and (iii) timing of revenue recognition associated with specific products and services (resulting in an overstatement of product revenue and an understatement of deferred revenue).

Generally accepted accounting principles (GAAP) require early pay incentive discounts to be recorded as a reduction to revenues and not as a component of interest expense as previously reported. Accordingly, we will be reclassifying early pay incentive discounts from interest expense to a reduction in revenue for our previously issued consolidated financial statements for 2002, 2003 and the first three quarters of 2004, which are provided for comparative purposes in our 2004 Form 10-K. This will have the effect of reducing revenues and interest expense by approximately $288,000 in 2002, $585,000 in 2003 and $509,000 in the first three quarters of 2004. This will have no effect on our previously reported net losses for these periods.

We have determined that the impact of the under-accrued customer rebate obligations and timing of revenue recognition associated with specific products and services are immaterial to the annual periods of 2002 and 2003. As a result, these errors do not require restatement of 2002 or 2003. However, a restatement is required for the previously reported quarterly financial results for 2004. The cumulative impact on the first three quarters of 2004 of this restatement is a reduction in revenues of approximately $1.8 million and a corresponding increase in net loss. These adjustments will also result in an increase in deferred revenue at December 31, 2004, of approximately $1.2 million, which will be recognized as service revenue in 2005.

Also during the close and audit process, an error was discovered in our handling of lease incentives relating to our Seattle headquarters facility leased in 2000. We failed to properly gross up tenant improvement incentives at the inception of the lease in accordance with FASB Technical Bulletin 88-1. We are still in the process of evaluating the materiality and financial statement impact of this issue on our previously issued consolidated financial statements to determine if a restatement will be required.

Our close and audit process is not yet complete. As a result, we cannot be certain that other errors will not be identified prior to the filing of our Form 10-K.

In addition, although our management has not fully completed its consideration of how the errors we have identified reflect on the adequacy of our internal controls, we expect that, either individually or in the aggregate, these errors reflect one or more material weaknesses in our internal controls over financial reporting. We and our registered public accounting firm are continuing to review these matters and our internal controls.

As a result of our financial statement close and audit process not being complete and the ongoing evaluation of the effect of the errors described above, we are unable to file our Form 10-K by the prescribed filing deadline without unreasonable effort and expense. We intend to file our Form 10-K no later than fifteen calendar days following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James A. Richman (Name)	(206) (Area Code)	521-8340 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of our financial statement close and audit process not being complete and the ongoing evaluation of the effect of the errors described in Part III above, we are unable to determine with certainty whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in our Form 10-K. For the same reasons we cannot provide a reasonable estimate of our operating results for the year ended December 31, 2004.

Certain statements in this Form 12b-25 Notification of Late Filing, including statements about the expected filing date of our annual report on Form 10-K, the completion of our financial statements and audit, the potential need for a restatement of our prior financial statements, the identification of material weaknesses in our internal controls over financial reporting, whether or not we anticipate that any significant change in results of operations from the corresponding period for our last fiscal year will be reflected by the earnings statement to be included in our Form 10-K for the year ended December 31, 2004 and other statements about our plans, objectives, intentions, and expectations are “forward-looking statements” within the meaning of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to known and unknown risks and uncertainties and inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risk that issues identified in the financial statement close and audit process lead to an additional delay in finalizing our financial statements or that we are unable to complete our 2004 annual audit and preparation of financial statements prior to the expiration of the extended fifteen-day period, the risk that additional “material weaknesses” or other internal control deficiencies within the meaning of Section 404 of the Sarbanes-Oxley Act of 2002 are identified during the completion of the audit, the risk that additional accounting errors are identified during the completion of the audit process, the risk that we are required to restate our prior financial statements for periods other than 2004 or that there will be additional restatements to 2004, the risk that as a result of our financial statement close and audit process not being complete and the ongoing evaluation of the effect of the errors described above, a significant change in results of operations from the corresponding period for our last fiscal year will be reflected by the earnings statement to be included in our Form 10-K for the year ended December 31, 2004 and the other risks described under “Important Factors That May Affect Our Operating Results, Our Business and Our Stock Price” in our quarterly report on Form 10-Q for the quarter ended September 30, 2004, and in our Securities and Exchange Commission filings from time to time. Readers are cautioned not to place undue reliance upon these forward-looking statements, which speak only as of the date hereof.

WatchGuard Technologies, Inc.

            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 16, 2005	By:	/s/ James A. Richman
James A. Richman, Chief Financial Officer

2